UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	November 2010

SEC File No. 000-31204

GOLDEN GOLIATH RESOURCES LTD.
(Exact name of registrant as specified in its charter)

675 West Hastings St., #711, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive offices)

1.  Press Release: November 16, 2010; December 7, 2010

2.  Notice of Meeting to be held January 20, 2010, dated December 22, 2010

3.  Management Information Circular, dated December 22, 2010

4.  President’s Letter

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd. -- SEC File No. 000-31204 (Registrant)

Date: January 14, 2011	/s/ J. Paul Sorbara
J. Paul Sorbara, President/CEO/Director